SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of July, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:   Blocklisting Interim Review

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 8 July 2011

Name of applicant:		Aviva plc
Name of scheme:

Aviva Savings Related Share Option Scheme
Aviva Ireland Savings Related Share Option Scheme
Aviva Annual Bonus Plan 2005
Aviva Executive Share Option Plan 2005
CGNU Executive Share Option Scheme
Aviva Long Term Incentive Plan 2005
Aviva Savings Related Share Option Scheme 2007
Aviva All Employee Share Ownership Plan

Period of return:	From:	01/01/2011	To:	30/06/2011
Balance of unallotted securities under scheme(s) from previous return:

Aviva Savings Related Share Option Scheme - 1,021,069
Aviva Ireland Savings Related Share Option Scheme -  519,339
Aviva Annual Bonus Plan 2005 -  504,564
Aviva Executive Share Option Plan 2005 - 1,043,346
CGNU Executive Share Option Scheme - 176,413
Aviva Long Term Incentive Plan 2005 - 300,832
Aviva Savings Related Share Option Scheme 2007 - 88,818

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Aviva Annual Bonus Plan 2005 - 500,000 Aviva Long Term Incentive Plan 2005 - 500,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Aviva Ireland Savings Related Share Option Scheme - 7,646 Aviva Annual Bonus Plan 2005 - 539,743 Aviva Long Term Incentive Plan 2005 - 333,246
Equals: Balance under scheme(s) not yet issued/allotted at end of period:

Aviva Savings Related Share Option Scheme - 1,021,069
Aviva Ireland Savings Related Share Option Scheme - 511,693
Aviva Annual Bonus Plan 2005 - 464,821
Aviva Executive Share Option Plan 2005 - 1,043,346
CGNU Executive Share Option Scheme - 176,413
Aviva Long Term Incentive Plan 2005 - 467,586
Aviva Savings Related Share Option Scheme 2007 - 88,818

No further shares block listed under the CGNU Executive Share Option Scheme will be issued and no further Returns will be submitted for this Scheme.

Name of contact:	Russell Tullo
Telephone number of contact:	020 7662 0519

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  08 July, 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary